SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                      Cumberland Mountain Bancshares, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  230755100
                                (CUSIP Number)

                                March 6, 2000
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 10 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 230755100                 13G                    Page 2 of 10 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 58,516
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 58,516
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 58,516
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                8.59%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 230755100                 13G                    Page 3 of 10 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 58,516
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 58,516
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 58,516
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                8.59%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 230755100                 13G                    Page 4 of 10 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Overseas Associates, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 8,600
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 8,600
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 8,600
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                1.26%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 230755100                 13G                    Page 5 of 10 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 67,116
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 67,116
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 67,116
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                9.86%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 230755100                 13G                    Page 6 of 10 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Cumberland Mountain Bancshares, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 1431 Cumberland Avenue, Middlesboro, Kentucky 40965.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP") with respect to the shares of Common Stock directly owned by it;
         (ii) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by
              TFP;
        (iii) Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to TFP
              Overseas Fund, Ltd. ("TFPO"), a company organized under the laws of the Cayman Islands, and certain managed accounts, with respect to the shares of Common Stock directly owned by TFPO and the managed accounts; and
         (iv) Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock directly owned by each of TFP,
              TFPO and the managed accounts.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 200 Park Avenue, Suite 3900, New York, New York 10166.

Item 2(c).     Citizenship:

     TFP is a limited partnership organized under the laws of the State of Delaware. TM and TOA are limited liability companies organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Common Stock, $0.01 par value (the "Common Stock")

CUSIP No. 230755100                 13G                    Page 7 of 10 Pages

Item 2(e).  CUSIP Number:  230755100

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]


Item 4.   Ownership.

A. Tontine Financial Partners, L.P.
              (a) Amount beneficially owned: 58,516
              (b) Percent of class: 8.59% The percentages used herein and in the rest of Item 4 are calculated based upon the 680,558 shares of Common Stock issued and outstanding as of January 31, 2000, as reflected in the Company's Form 10-QSB for the quarterly period ended December 31, 1999.
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 58,516
               (iii) Sole power to dispose or direct the disposition: -0-

CUSIP No. 230755100                 13G                    Page 8 of 10 Pages

                (iv) Shared power to dispose or direct the disposition: 58,516

B. Tontine Management, L.L.C.
              (a) Amount beneficially owned: 58,516
              (b) Percent of class: 8.59%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 58,516
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition: 58,516

C. Tontine Overseas Associates, L.L.C.
              (a) Amount beneficially owned: 8,600
              (b) Percent of class: 1.26%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 8,600
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition: 8,600

D. Jeffrey L. Gendell
              (a) Amount beneficially owned: 67,116
              (b) Percent of class: 9.86%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 67,116
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition: 67,116


Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and of TOA, and in that capacity directs their operations. Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

CUSIP No. 230755100                 13G                    Page 9 of 10 Pages

Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No. 230755100                 13G                    Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  March 8, 2000

                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.,
                                    and as managing member of
                                    Tontine Overseas Associates, L.L.C.